Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

RECEIVED
2004 SEP 20 A 10: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

04036964

14th Septmeber 2004

Dear Sir/Madam

Re Taylor Nelson Sofres plc: file no 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – RNS Announcement – 13/09/04.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Yours faithfully

Jackie Stevens

Enc.
CC: Bank of New York – London & New York

PRO
SEP 22 2004
THOMSON FINANCIAL

dlw 9/20


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Taylor Nelson Sofres PLC
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Holding(s) in Company
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16:30 13 Sep 04
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Full Announcement Text
Taylor Nelson Sofres plc (TNS) has received notification from Threadneedle Asset Management Limited regarding the interest of American Express Company and i
the ordinary share capital of TNS.
In accordance with the provisions of Section 198 Companies Act 1985, American Express Company and its Group have ceased to have a notifiable interest over shar
Threadneedle's interest was as fund manager.
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16:40

Taylor Nelson Sofres plc (TNS) has received notification from Threadneedle Asset Management Limited regarding the interest of American Express Company and its Group in the ordinary share capital of TNS.

In accordance with the provisions of Section 198 Companies Act 1985, American Express Company and its Group have ceased to have a notifiable interest over shares in TNS.

Threadneedle's interest was as fund manager.